UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

REUNION INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

761312-10-7
(CUSIP Number)

October 31, 2007
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

REUNION INDUSTRIES, INC.
SCHEDULE 13G

CUSIP NO. 7613120-10-7

(1)	Name of reporting persons S.S or I.R.S. identification Nos. of above persons	STANWICH FINANCIAL SERVICES CORP.

(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒

(3)	SEC use only

(4)	Citizenship or place of organization.	RHODE ISLAND

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power	None

(6)	Shared voting power	105,697

(7)	Sole dispositive power	None

(8)	Shared dispositive power	105,697

(9)	Aggregate amount beneficially owned by each reporting person	105,697

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐

(11)	Percent of class represented by amount in Row (9)	0.6%

(12)	Type of reporting person (see instructions)	CO

REUNION INDUSTRIES, INC.
SCHEDULE 13G

CUSIP NO. 7613120-10-7

ITEM 1.	ISSUER

(a)         The name of the issuer is Reunion Industries, Inc., a Delaware corporation (the “Issuer”).

(b)         The address of Issuer’s principal executive office is 11 Stanwix Street, Suite 1400, Pittsburgh, PA  15222.

ITEM 2.	REPORTING PERSON

(a)         Name of person filing this Amendment No. 3 to Schedule 13G is Stanwich Financial Services Corp. (the “Reporting Person”).

(b)         The address of the Reporting Person’s principal business office is: c/o Ivey, Barnum & O’Mara, LLC, 170 Mason Street, Greenwich, CT  06830.

(c)         The Reporting Person is a corporation organized under the laws of the State of Rhode Island.

(d)         This Amendment No. 3 to Schedule 13G covers the Issuer’s Common Stock, par value $.01 per share (the “Common Stock”).

(e)         The CUSIP Number of the Common Stock is 761312-10-7.

ITEM 3.

This statement is filed pursuant to Rule 13d-1(c).  None of (a) through (j) of Item 3 of Schedule 13G are applicable to the Reporting Person.

ITEM 4.	OWERNSHIP

On October 31, 2007 the Reporting Person sold 1,546,000 shares of the Common Stock for a price of $0.25 per share (total price of $386,500) in a private transaction, subject to possible increase as described in the next paragraph.  This transaction is referred to herein as the “2007 Sale.”  The shares sold in the 2007 Sale are referred to herein as the “Acquired Block.”  On September 27, 2000, the Reporting Person sold 13,333 shares of Common Stock for a total price of $19,999.50 in a private transaction.  As a result of such sales, the Reporting Person now beneficially owns 105,697 shares of the Common Stock, which constitute 0.6% of the outstanding shares of the Common Stock.

The buyer in the 2007 Sale has agreed to pay the Reporting Person on August 1, 2008, as additional consideration for the Acquired Block, an amount equal to 33.33% of any increase in the value of the shares in the Acquired Block.  Such increase in value per share, if any, will be calculated by subtracting (i) $0.25 from (ii) the average closing price per share of the Common Stock for the 20 trading days preceding August 1, 2008.  Further, if, prior to August 1, 2008, (i) the Issuer is sold, consummates a merger, sale of assets or share exchange, is subject to a restructuring, consummated tender offer or other transaction or event as a consequence of which the holders of the Common Stock are paid a liquidating dividend or receive other securities, cash or assets in exchange for their Common Stock (a “Company Transaction”) or (ii) if such buyer sells any of the shares to an unaffiliated person (a “Buyer Sale”), the buyer is obligated to pay to the Reporting Person an amount equal to 33.33% of any increase in share value above $0.25 per share, based on the per share value reflected or implied in the Company Transaction or the Buyer Sale, as applicable, multiplied by the number of shares from the Acquired Block that are thereby sold or otherwise affected.  To the extent that any shares from the Acquired Block are not sold or affected in a Company Transaction or a Buyer Sale, the buyer is obligated to pay the Reporting Person in accordance with the first two sentences of this paragraph with respect to such shares.

REUNION INDUSTRIES, INC.
SCHEDULE 13G

CUSIP NO. 7613120-10-7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATON AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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REUNION INDUSTRIES, INC.
SCHEDULE 13G

CUSIP NO. 7613120-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 5, 2007

STANWICH FINANCIAL SERVICES CORP.

By:	/s/ Melissa Zelen Neier
Name:	Melissa Zelen Neier
Title:	Designated Representative of
Liquidating Agent of
Stanwich Financial Services Corp.